Exhibit 99.15

CONSENT OF R. BOLTON

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The technical report dated March 9, 2011 (as revised on March 24, 2011), entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Twangiza Report”); and

2.	The annual information form of the Company dated March 29, 2011, which includes reference to my name in connection with information relating to the Twangiza Report.

Date: March 29, 2011

/s/ R. Bolton
Name: Robin G.I. Bolton (PrSciNat)
Title: Technical Discipline Manager at Metago Environmental Engineers (Pty) Ltd